SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                           Schedule 13G


            Under the Securities Exchange Act of 1934
                        (Amendment No. )*


                 COMMUNITY FIRST BANKSHARES INC.
             _______________________________________
                         (Name of Issuer)


                           Common Stock
             _______________________________________
                  (Title of Class of Securities)


                            203902101
             _______________________________________
                          (CUSIP Number)


Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 (Continued on following page(s))

                        Page 1 of 5 Pages
CUSIP NO. 203902101             13G       Page 2 of 5 Pages

1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

   T. ROWE PRICE ASSOCIATES, INC.
   52-0556948

2  Check the Appropriate Box if a Member of a Group*

                                                       (a) ____
   NOT APPLICABLE                                     (b) ____

3  SEC Use Only

   ______________________________

4  Citizenship or Place of Organization

   MARYLAND

Number of      5  Sole Voting Power
               **
Shares            654,400

Beneficially   6  Shared Voting Power
               **
Owned By Each      -0-

Reporting      7  Sole Dispositive Power
               **
Person            2,038,124

With           8  Shared Dispositive Power

                   -0-

9  Aggregate Amount Beneficially Owned by Each Reporting Person

   2,038,124

10 Check Box if the Aggregate Amount in Row (9) Excludes Certain
   Shares*

   NOT APPLICABLE

11 Percent of Class Represented by Amount in Row 9

   5.2%

12 Type of Reporting Person*

   IA

               *SEE INSTRUCTION BEFORE FILLING OUT!
         **Any shares reported in Items 5 and 6 are also
                       reported in Item 7.
SCHEDULE 13G
PAGE  3  OF   5

Item 1(a) Name of Issuer:

          Reference is made to page 1 of this Schedule 13G

Item 1(b) Address of Issuer's Principal Executive Offices:

          520 Main Avenue, Fargo, North Dakota 58124


Item 2(a) Name of Person(s) Filing:

          (1)  T. Rowe Price Associates, Inc. ("Price
               Associates")

          (2)  _______________________________________

_____ Attached as Exhibit A is a copy of an agreement between the Persons Filing (as specified hereinabove) that this
          Schedule 13G is being filed on behalf of each of them.

Item 2(b) Address of Principal Business Office:

          100 E. Pratt Street, Baltimore, Maryland 21202

Item 2(c) Citizenship or Place of Organization:

          (1) Maryland

          (2)  ________

Item 2(d) Title of Class of Securities:

          Reference is made to page 1 of this Schedule 13G

Item 2(e) CUSIP Number: 203902101


Item 3    The person filing this Schedule 13G is an:

  X       Investment Adviser registered under Section 203 of the
          Investment Advisers Act of 1940

_____     Investment Company registered under Section 8 of the
          Investment Company Act of 1940


Item 4    Reference is made to Items 5-11 on page 2 of this
          Schedule 13G.
SCHEDULE 13G
PAGE   4   OF   5

Item 5 Ownership of Five Percent or Less of a Class.

  X    Not Applicable.

_____ This statement is being filed to report the fact that, as of the date of this report, the reporting person(s) has
       (have) ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6 Ownership of More than Five Percent on Behalf of Another
       Person

       (1) Price Associates does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities.

           The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which Price Associates serves as investment adviser. Any and all discretionary authority which has been delegated to Price Associates may be revoked in whole or in part at any time.

           Except as may be indicated if this is a joint filing with one of the registered investment companies sponsored by Price Associates which it also serves as investment adviser ("T. Rowe Price Funds"), not more than 5% of the class of such securities is owned by any one client subject to the investment advice of Price Associates.

       (2) With respect to securities owned by any one of the T. Rowe Price Funds, only State Street Bank and Trust Company, as custodian for each of such Funds, has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. No other person is known to have such right, except that the shareholders of each such Fund participate proportionately in any dividends and distributions so paid.

Item 7 Identification and Classification of the Subsidiary Which
       Acquired the Security Being Reported on By the Parent
       Holding Company.

       Not Applicable.

Item 8 Identification and Classification of Members of the Group.

       Not Applicable.
SCHEDULE 13G
PAGE   5   OF   5

Item 9   Notice of Dissolution of Group.

         Not Applicable.

Item 10  Certification.

         By signing below I (we) certify that, to the best of my
         (our) knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect. T. Rowe Price Associates, Inc. hereby declares and affirms that the filing of Schedule 13G shall not be construed as an admission that Price Associates is the beneficial owner of the securities referred to, which beneficial ownership is expressly denied.

                            Signature.

         After reasonable inquiry and to the best of my (our) knowledge and belief, I (we) certify that the information set forth in this statement is true, complete and correct.


         Dated: February 14, 2003


         T. ROWE PRICE ASSOCIATES, INC.



         By:  /s/ Henry H. Hopkins
              Henry H. Hopkins, Managing Director



Note: This Schedule 13G, including all exhibits, must be filed with the Securities and Exchange Commission, and a copy hereof must be sent to the issuer by registered or certified mail not later than February 14th following the calendar year covered by the statement or within the time specified in Rule 13d-1(b)(2), if applicable.

12/31/2002